DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761 Ext. 6905 Fax (905) 548-4249

RECEIVED
2007 MAY 10 A 6:4

[redacted]

07023391

May 1, 2007

Exemption No. 82-3226

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

This is to advise you of the following change to the Board of Directors of Dofasco Inc.

On April 24, 2007 Messrs. J. Chabanier, C. Cornier, and B. Le Forestier resigned as directors of the corporation.

On April 24, 2007 the Sole Shareholder of Dofasco Inc. (4313267 Canada Inc.) approved a resolution amending the Articles of the corporation setting the size of the Board of Directors as a minimum of three directors and a maximum of 12 and establishing the size of the Board at three.

On April 24, 2007 Messrs. R. Leblanc and L. Schorsch were elected directors of the corporation.

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

Yours very truly,

Urmas Soomet
Corporate Secretary

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